Exhibit 99.2

CONSENT OF EXPERT

FILED BY SEDAR

March 27, 2015

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Saskatchewan Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Lake Shore Gold Corp.

Re:                             Technical Report entitled “43-101 Technical Report, Updated Mineral Reserve Estimate For Timmins West Mine, Timmins, Ontario, Canada” dated March 27, 2015

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Eric Kallio, P.Geo., Vice-President of Exploration for Lake Shore Gold Corp., consent to the public filing of the technical report entitled “NI 43-101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015 (the “Report”), to the incorporation by reference of the Report into the Annual Information Form of Lake Shore Gold Corp. dated March 27, 2015 (“AIF”), and to the inclusion of extracts from, or a summary of, the Report in the written disclosure contained in the AIF.

I also consent to any extracts from, or a summary of, the Report in the written disclosure contained in the press release dated March 12, 2015 (the “Press Release”) of Lake Shore Gold Corp.

I hereby confirm that I have read the AIF and the Press Release, including the written technical disclosure contained in each, and that it fairly and accurately represents the information in the sections of the Report for which I am responsible that support the disclosure.

Sincerely,

[signed Eric Kallio]

Eric Kallio, P.Geo.